UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

il2m INTERNATIONAL CORP.

formerly known as Dynamic Nutra Enterprises Holdings Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

45173T 102

(CUSIP Number)

il2m GLOBAL LIMITED

Caye Financial Center

Corner Coconut Drive & Hurricane Way

Third Floor

San Pedro, Ambergris Caye
Belize, Central American

000-000-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: il2m Global Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Shares
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 0 Shares
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This amendment to statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”).  il2m Global Limited is referred to herein as the “Reporting Person”.

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.0001 per share (collectively, the “Shares”), of il2m International Corp., formerly known as Dynamic Nutra Enterprises Holdings Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3500 West Olive Avenue, Suite 810, Burbank, California 91505.

Item 2.     Identity and Background

(a)     Name:

This statement is filed by il2m Global Limited.

(b)     Residence or business address:

The business address of the Reporting Person is Caye Financial Center, Corner Coconut Drive & Hurricane Way, Third Floor, San Pedro, Ambergris Caye, Belize, Central American.

(c)     Present principal occupation and employment

Intellectual Property Company.

(d)     Criminal proceedings:

None of the officers or directors of the Reporting Person nor the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     Civil proceedings:

None of the officers or directors nor the Reporting Person have been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:

Belize

Item 3.     Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4.     Purpose of Transaction

On January 9, 2014, the Reporting Person acquired in a private transaction an aggregate of 125,000,000 shares of common stock of the Issuer at $0.0001 per share. The shares of common stock were issued in accordance with the terms and provisions of that certain share exchange agreement dated January 9, 2014 between the Issuer, il2m Inc., a private Nevada corporation, and the Reporting Person, the sole shareholders of il2m Inc.

Subsequently, the Reporting Person transferred an aggregate 900,000 shares of common stock of the Issuer per the below and returned to the Issuer for cancellation the remaining 124,100,000 shares of common stock per below.

Transfer of 400,000 Shares of Common Stock

The Issuer owed the Reporting Person an aggregate of $100,000.00 (the "Debt"), which Debt was evidenced in that certain convertible promissory note dated March 14, 2014 in the principal amount of $100,000.00 issued by the Issuer to the Reporting Person (the "$100,000 Convertible Note"). Vartan Pilavjyan ("Pilavjyan") had simultaneously loaned the Reporting Person $100,000.00 for the purposes of providing working capital to the Issuer, which loan was evidenced by that certain promissory note dated March 14, 2014 in the principal amount of $100,000.00 issued by the Reporting Person to Pilavyjan (the "il2m Global Promissory Note"), which provided that in the event the Reporting Person was unable to repay the $100,000 on the demand date, the Reporting Person in its sole discretion without the consent of Pilavjyan would transfer 400,000 shares of common stock of the Issuer that the Reporting Person held of record. The 400,000 shares of common stock of the Issuer was transferred by the Reporting Person to Palavjan. And on May 11, 2015, the Reporting Person and Issuer entered into a full waiver and release of the Debt and deemed the $100,000 Convertible Note null and void (the "Waiver and Release").

Transfer of 500,000 Shares of Common Stock

The Issuer owed the Reporting Person an aggregate of $125,000.00 (the "Debt"), which Debt was evidenced in that certain convertible promissory note dated March 14, 2014 in the principal amount of $125,000.00 issued by the Issuer to the Reporting Person (the "$125,000 Convertible Note"). Hovsep Karapetian ("Karapetian") had simultaneously loaned the Reporting Person $120,000.00 for the purposes of providing working capital to the Issuer, which loan was evidenced by that certain promissory note dated March 14, 2014 in the principal amount of $120,000.00 issued by the Reporting Person to Karapetian (the "il2m Global Promissory Note"), which provided that in the event the Reporting Person was unable to repay the $125,000 on the demand date, the Reporting Person in its sole discretion without the consent of Karapetian would transfer 500,000 shares of common stock of the Issuer that the Reporting Person held of record. The 500,000 shares of common stock of the Issuer was transferred by the Reporting Person to Karapetian. And on May 11, 2015, the Reporting Person and Issuer entered into a full waiver and release of the Debt and deemed the $125,000 Convertible Note null and void (the "Waiver and Release").

Termination of License Agreement

On April 27, 2015, our Board of Directors and majority shareholders, believing it to be in the best interests of the Company and its shareholders, approved a termination of license and transfer of assets with the Reporting Person (the "Termination and Transfer of Assets"). Based on the terms and provisions of the Termination and Transfer of Assets, the Reporting Person returned 124,100,000 shares of common stock to the Issuer for cancellation and return to treasury.

Therefore, the total number of shares of common stock held of record by the Reporting Person is zero shares.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)	As of May 11, 2015, the Reporting Person is the beneficial owner of 0 shares of common stock of the Issuer representing 0% of the Issuer’s issued and outstanding shares.

(b)	As of May 11, 2015, the Reporting Person has the power to vote and direct the disposition of 0 shares of common stock.

(c)	The Reporting Person has not effected any other transactions in the Issuer's securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of 0% of the Issuer’s common stock as of May 11, 2015.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Material to Be Filed as Exhibits

Not applicable.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Il2m Global Limited

Dated: May 13, 2015	By:	/s/Sarkis Tsaoussian
Title: President